

Mail Stop 3561

May 19, 2017

Craig R. Ramsey
Chief Financial Officer
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, KS 66211

>   **Re: AMC Entertainment Holdings, Inc.**
>   **Form 10-K for the Year Ended December 31, 2016**
>   **Form 8-K filed May 8, 2017**
>   **Response Dated May 11, 2017**
>   **File No. 001-33892**

Dear Mr. Ramsey:

We have reviewed your May 11, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2017 letter.

Form 8-K filed May 8, 2017

Exhibit 99.1

Recent Acquisition

1. We note your disclosure that AMC purchased Nordic in an all-cash transaction valued at approximately $968.8 million, which includes the repayment of debt. Additionally, we note in your response to our prior comment 1 and in your Form 10-Q for the period ended March 31, 2017, the estimated purchase price was $645.9 million. Please reconcile these disclosures and explain how you will revise your disclosures in future filings to reflect the appropriate purchase price and accounting, as applicable.

Exhibit 99.2

1. We note that in your CFO commentary on first quarter 2017 financial results you present and discuss pro forma operating results, which combines AMC, Odeon and Carmike results for the three months ended March 31, 2016 giving effect to the acquisitions, financings and theatre divestitures as if they had been completed on January 1, 2016. To the extent you continue to present pro forma results in future earnings releases, please revise to provide a reconciliation of the pro forma operating results to the GAAP operating results for those periods in the format suggested by Rule 11-02(b)(3) through (4) of Regulation S-X.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure